WATER NOW, INC.

4555 Village Creek Road

Fort Worth, TX 76119

October 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Pamela Long
Assistant Director
Office of Manufacturing and Construction

Re:	Water Now, Inc.
Registration Statement on Form 10
File No. 000-55825 (the “Registration Statement”)

Dear Sirs:

Pursuant to Section 12(g)(1) promulgated under the Securities Exchange Act of 1934, as amended, Water Now, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on November 2, 2017, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Gray Reed & McGraw LLP, attention: David R. Earhart at (469) 320-6041.

Very truly yours,

WATER NOW, INC.

By: /s/ David King

David King

Chief Executive Officer

cc: Sherry Haywood (Staff)